EXHIBIT 99.7

mCloud Completes Acquisition of CSA, Inc.

Also announces expected completion of first AssetCare™ 3D Digital Twin deliveries in North America, Middle East, and Southeast Asia before end of Q2 2020

VANCOUVER, January 27, 2020 - mCloud Technologies Corp. (TSX-V: MCLD, MCLD.DB) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining loT, cloud computing, artificial intelligence ("Al") and analytics, today announced it has closed its previously announced acquisition of Construction Systems Associates, lnc. ("CSA"), an Atlanta-based 3D technology company, effective January 24, 2020. Through the added capabilities provided by CSA, the Company also announced today that it plans to complete its first 3D Digital Twin engagements with customers in three regions before the end of Q2 2020.

"The demand for our 3D Digital Twin capabilities has been strong and swift," said Costantino Lanza, mCloud's Chief Growth and Revenue Officer. "We expect the acquisition of CSA will expedite the upcoming delivery of new 3D capabilities to customers in North America, the Middle East, and Southeast Asia throughout 2020 and beyond."

"This acquisition further positions mCloud to become one of the largest providers of 3D asset management capabilities in the nuclear power industry in North America," added Lanza. "The combination of CSA's robust 3D capabilities and our AssetCare platform enables us to deliver powerful 3D Digital Twins to our process industry customers at oil and gas, petrochemical, LNG, and pipeline facilities worldwide."

ln accordance with the terms and conditions of the transaction, the consideration payable to the vendors for the acquisition of all outstanding stock of CSA was US$500,000 in cash and 380,210 common shares of the Company, which were issued upon closing. Additional cash payments of up to US$1,250,000 and up to US$500,000 worth of common shares of the Company may be made, upon certain earnout conditions being met.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of Al and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's Al-powered AssetCare™ platform, mCloud offers complete asset management solutions to three distinct segments: smart facilities, power generation, and process industries including oil and gas. loT sensors bring data from connected assets into the cloud, where Al and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance loT, Al, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 35,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB.. For more information, visit www.mcloudcorp.com.

SOURCE mCloud Technologies Corp.

For further information:

Craig MacPhail, NATlONAL Capital Markets, T: 416-586-1938, cmacphail@national.ca; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 604-669-9973

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained in this press release includes information relating to the benefits that may be realized by mCloud due to the acquisition of CSA and the expected completion of 3D Digital Twin engagements in the future.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks, as discussed under the heading "Risk Factors" on pages 29 to 46 of the Company's filing statement dated October 5, 2017. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

ln connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.